UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number: 1-13991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.
350 Park Avenue, 20th Floor
New York, New York 10022

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Financial Statements and Supplemental Schedule
(Unaudited)

* Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

	December 31,
	2019	2018

Assets
Investments at fair value:
Investments, at fair value	$11,217,931	$7,433,156
Cash equivalents including money market funds	1,050,284	859,421
Total Investments at fair value	$12,268,215	$8,292,577

Receivables:
Employer’s contributions	$462,231	$396,269
Notes receivable from participant loans	170,373	85,917
Total Receivables	$632,604	$482,186

Total Assets	$12,900,819	$8,774,763

Net Assets Available for Benefits	$12,900,819	$8,774,763

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

For the year ended December 31, 2019

Additions to net assets:
Investment Income:
Interest and dividends	$543,275
Net appreciation in fair value of investments	1,634,450
Total investment income	2,177,725

Contributions:
Participant’s Contributions	$835,154
Employer’s Contributions	462,231
Rollovers	855,583
Total contributions	2,152,968

Interest on notes receivable from participants	$5,484

Total additions to net assets	$4,336,177

Deductions from net assets:
Benefits distributed to participants	$207,530
Administrative expenses	2,591
Total deductions from net assets	$210,121

Increase in net assets available for plan benefits	$4,126,056

Net assets available for benefits:
Beginning of year	8,774,763
End of year	$12,900,819

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2019

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan. The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”). In February 2017, the Company transferred the recordkeeping, trustee services and investment options for the Plan to the Trustee. Prior to that date, the Plan’s investments were self-directed and were held in a trust for which Morgan Stanley Smith Barney, LLC served as trustee.

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”). For 2019, this limit was $19,000. Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $6,000 per participant in 2019. Participants may change their deferral percentage as applicable at the beginning of each payroll period. Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan. A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

On an annual basis, the Company makes matching contributions in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan. Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules. For 2019, the annual maximum employer matching contribution for each eligible participant was $11,200. Participants are immediately vested in their before-tax and Company matching contributions, as well as any investment earnings/losses thereon. During 2019, the Company made matching contributions of $396,269 with respect to eligible employee contributions made during 2018. In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan. The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested. The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan. The Company has not made any non-elective employer contributions during 2018 and 2019.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements. Rollovers are not subject to Company matching contributions.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option. In addition, the Plan document requires that both the Company’s common and preferred stock be offered as a core investment option, subject to compliance with ERISA. Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy. See Note 3 for Investment Options under the Plan.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2019

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code. The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence. A participant may have only two loans outstanding at a time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration the loan of prime plus one percentage point. At December 31, 2019, loans outstanding to participants had interest rates ranging from 4.25% to 6.50% and will mature at various dates through October, 2024.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service. The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto. Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value. Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year. Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year. Other investments are valued using available information including information reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

The net appreciation or depreciation in the fair value of investments, which includes any unrealized appreciation or depreciation on those investments plus realized gains or losses on any investments sold, are reported in Investment Income on the Plan’s Statement of Changes in Net Assets Available for Benefits. Interest and dividend income is recorded when received.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2019

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option, set out below are the investment options made available under the Plan as of December 31, 2019:

Name of Fund	Name of Fund
Fidelity 500 Index Fund	Fidelity Freedom 2065 Fund
Fidelity Blue Chip Growth Fund	Fidelity Freedom Income Fund
Fidelity Emerging Markets Fund	Fidelity Global ex U.S. Index Fund
Fidelity Extended Market Index Fund	Fidelity Government Money Market Fund
Fidelity Freedom 2005 Fund	Fidelity Overseas Fund
Fidelity Freedom 2010 Fund	Fidelity Small Cap Growth Fund
Fidelity Freedom 2015 Fund	Fidelity Total Bond Fund
Fidelity Freedom 2020 Fund	Fidelity U.S. Bond Index Fund
Fidelity Freedom 2025 Fund	Fidelity Value Fund
Fidelity Freedom 2030 Fund	Goldman Sachs Inflation Protected Securities Fund Investor Shares
Fidelity Freedom 2035 Fund	Invesco Diversified Dividend Fund R5 Class
Fidelity Freedom 2040 Fund	Janus Henderson Enterprise Fund Class T
Fidelity Freedom 2045 Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2050 Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2055 Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2060 Fund	Wells Fargo Special Small Cap Value Fund - Class Admin

4. Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates. Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA. As of December 31, 2019, participants in the Plan held 118,911 shares of MFA Financial, Inc. Common Stock valued at $910,709 and 6,784 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $176,070. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $170,373 at December 31, 2019.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2019

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions. In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation.

7. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2019 that would require recognition or disclosure in these financial statements through June 26, 2020, which is the date these financial statements were available to be issued. Other than the events disclosed below, no such transactions required recognition or disclosure in these financial statements.

The outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies. Economic uncertainties have arisen, which have resulted in significant volatility in the investment markets, and may continue to impact the value of Plan assets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law.  Among other provisions, this wide-ranging law permits qualified individuals impacted by coronavirus or COVID-19 to take a distribution of up to $100,000 from all eligible retirement plans and IRAs, beginning on or after January 1, 2020 and before December 31, 2020.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2019
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*MFA Financial, Inc. Common Stock	Common Stock, shares: 118,911	$910,709
Tesla, Inc.	Common Stock, shares: 400	167,332
Alphabet Inc.	Common Stock, shares: 97	129,691
Apple Inc.	Common Stock, shares: 420	123,545
Datadog, Inc.	Common Stock, shares: 3,000	113,340
Facebook, Inc.	Common Stock, shares: 545	111,861
Amazon.com, Inc.	Common Stock, shares: 51	94,240
Mimecast Limited	Common Stock, shares: 2,000	86,760
Microsoft Corporation	Common Stock, shares: 518	81,700
PayPal Holdings, Inc.	Common Stock, shares: 700	75,719
Salesforce.com, Inc.	Common Stock, shares: 422	68,634
Royal Bank of Canada	Common Stock, shares: 859	68,111
Verizon Communications Inc.	Common Stock, shares: 1,102	67,667
Madison Square Garden Sports Corporation	Common Stock, shares: 200	58,838
Advanced Micro Devices, Inc.	Common Stock, shares: 1,062	48,703
Palatin Technologies, Inc.	Common Stock, shares: 60,636	47,429
PepsiCo, Inc.	Common Stock, shares: 325	44,497
Square, Inc.	Common Stock, shares: 615	38,474
Fannie Mae	Common Stock, shares: 12,000	37,440
Abiomed, Inc.	Common Stock, shares: 200	34,118
Alexander’s Inc.	Common Stock, shares: 100	33,035
Two Harbors Investment Corp	Common Stock, shares: 2,146	31,375
The Walt Disney Company	Common Stock, shares: 207	29,999
Spotify Technology S.A.	Common Stock, shares: 200	29,910
AG Mortgage Investment Trust	Common Stock, shares: 1,530	23,593
Alibaba Group Holding Limited	Common Stock, shares: 100	21,210
Callaway Golf Company	Common Stock, shares: 1,000	21,200
AT&T Inc.	Common Stock, shares: 500	19,540
Owens Corning	Common Stock, shares: 300	19,536
Union Pacific Corporation	Common Stock, shares: 106	19,183
Barclays Bank PLC	Common Stock, shares: 2,700	18,954
Walmart Inc.	Common Stock, shares: 154	18,414
Deere & Company	Common Stock, shares: 105	18,224
Apollo Commercial Real Estate	Common Stock, shares: 988	18,071
Royal Caribbean Cruises Ltd.	Common Stock, shares: 111	14,820
Golar LNG	Common Stock, shares: 1,008	14,338
Liberty Global	Common Stock, shares: 500	10,898
Ellington Residential Mortgage	Common Stock, shares: 1,000	10,850
Target Corporation	Common Stock, shares: 75	9,616

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2019
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Occidental Petroleum Corporation	Common Stock, shares: 205	8,464
IBM	Common Stock, shares: 60	8,042
Dupont de Nemours, Inc.	Common Stock, shares: 120	7,704
Exxon Mobil Corporation	Common Stock, shares: 110	7,686
Otter Tail Corporation	Common Stock, shares: 148	7,591
DXC Technology	Common Stock, shares: 200	7,518
Dow Inc.	Common Stock, shares: 120	6,568
New Residential Investment Corp	Common Stock, shares: 357	5,753
Markel Corporation	Common Stock, shares: 5	5,716
CenturyLink, Inc.	Common Stock, shares: 417	5,509
Apache Corporation	Common Stock, shares: 214	5,483
Joyy, Inc.	Common Stock, shares: 100	5,279
Kohls Corp Nfs Llc Is A Special	Common Stock, shares: 102	5,233
Anaplan, Inc.	Common Stock, shares: 98	5,135
FedEx Corporation	Common Stock, shares: 30	4,536
Citigroup Inc.	Common Stock, shares: 51	4,111
Nio Inc.	Common Stock, shares: 1,000	4,020
Annaly Capital Management Inc.	Common Stock, shares: 419	3,947
Corteva, Inc.	Common Stock, shares: 120	3,547
Cabot Oil & Gas Corporation	Common Stock, shares: 201	3,501
Colony Capital Inc.	Common Stock, shares: 725	3,444
ExOne Co.	Common Stock, shares: 400	2,984
Universal Display Corporation	Common Stock, shares: 14	2,895
AGNC Investment Corporation	Common Stock, shares: 160	2,829
Shopify Inc.	Common Stock, shares: 7	2,783
Transocean Ltd.	Common Stock, shares: 392	2,697
PennyMac Mortgage Investment T	Common Stock, shares: 100	2,229
Panasonic Corporation	Common Stock, shares: 200	1,895
Cherry Hill Mortgage Investment	Common Stock, shares: 115	1,678
Chimera Investment Corporation	Common Stock, shares: 75	1,542
Netflix, Inc.	Common Stock, shares: 4	1,294
Yext	Common Stock, shares: 52	750
Arlington Asset Investment Corp.	Common Stock, shares: 125	696
New York Mortgage Trust Inc.	Common Stock, shares: 100	623
Capitala Finance Corporation	Common Stock, shares: 40	349
Blackstone Group Inc.	Common Stock, shares: 6	336
Impac Mortgage Holdings, Inc.	Common Stock, shares: 10	52
Seadrill	Common Stock, shares: 3	7
Frontier Communications Corporation	Common Stock, shares: 6	5
	Sub-Total	$2,936,005

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2019
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Chimera Investment Corp Series A	Preferred Stock, shares: 8,532	224,989
*MFA Financial, Inc.. Preferred Stock	Preferred Stock, shares: 6,784	176,070
Pennymac Mortgage Investment	Preferred Stock, shares: 4,000	106,120
Chimera Investment Corp Series B	Preferred Stock, shares: 3,400	91,018
Two Harbors Investment Corp Series A	Preferred Stock, shares: 3,000	83,250
Two Harbors Investment Corp Series E	Preferred Stock, shares: 3,000	75,930
New York Mortgage Trust Series E	Preferred Stock, shares: 3,000	75,720
AG Mortgage Investment Trust	Preferred Stock, shares: 2,000	50,800
Dynex Capital Inc.	Preferred Stock, shares: 2,000	50,600
Two Harbors Investment Corp Series D	Preferred Stock, shares: 1,891	47,874
New York Mortgage Trust Series D	Preferred Stock, shares: 1,000	25,140
	Sub-Total	$1,007,511

*Fidelity Freedom 2030 Fund	Mutual Funds	709,357
*Fidelity 500 Index Fund	Mutual Funds	685,430
*Fidelity Freedom 2040 Fund	Mutual Funds	563,082
*Fidelity Freedom 2045 Fund	Mutual Funds	484,618
*Fidelity Freedom 2050 Fund	Mutual Funds	451,199
*Fidelity Blue Chip Growth Fund	Mutual Funds	435,595
*Fidelity Freedom 2020 Fund	Mutual Funds	279,622
American - The Growth Fund of America Class F	Mutual Funds	277,392
American New Perspective Fund Class F	Mutual Funds	276,274
American Funds EuroPacific Growth Class F	Mutual Funds	247,982
*Fidelity Small Cap Growth Fund	Mutual Funds	218,194
*Fidelity Freedom 2055 Fund	Mutual Funds	188,756
*Fidelity Contrafund	Mutual Funds	168,451
*Fidelity Real Estate Income Fund	Mutual Funds	122,573
*Fidelity Freedom 2035 Fund	Mutual Funds	119,241
Allianzgi Mid Cap Value Fund	Mutual Funds	103,655
Smead Value Fund	Mutual Funds	103,198
*Fidelity Emerging Markets Fund	Mutual Funds	100,124
*Fidelity Freedom 2060 Fund	Mutual Funds	98,669
*Fidelity Extended Market Index Fund	Mutual Funds	82,839
*Fidelity U.S. Bond Index Fund	Mutual Funds	82,705
*Fidelity Total Bond Fund	Mutual Funds	81,677
*Fidelity OTC Portfolio	Mutual Funds	70,718
*Fidelity Large Cap Growth Enhanced	Mutual Funds	62,138
*Fidelity Contrafund II	Mutual Funds	57,518
*Janus Henderson Enterprise Fund Class T	Mutual Funds	56,015

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2019
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Fidelity Freedom 2025 Fund	Mutual Funds	44,400
Invesco Equally-Weighted S&P 500	Mutual Funds	43,143
*Fidelity Global ex U.S. Index Fund	Mutual Funds	41,181
*Fidelity Overseas Fund	Mutual Funds	37,017
*Fidelity Freedom 2015 Fund	Mutual Funds	29,682
PIMCO Income Fund	Mutual Funds	22,800
American - The Growth Fund of America Class A	Mutual Funds	21,327
American New Perspective Fund Class A	Mutual Funds	19,241
*Fidelity Value Fund	Mutual Funds	15,764
American Funds EuroPacific Growth Class A	Mutual Funds	15,080
*Fidelity Select Software & IT	Mutual Funds	13,928
*Fidelity Puritan Fund	Mutual Funds	12,378
*Wells Fargo Special Small Cap Value Fund - Class Admin	Mutual Funds	10,634
*Invesco Diversified Dividend Fund R5 Class	Mutual Funds	8,905
*Fidelity Select Electronics	Mutual Funds	8,124
*Fidelity Techno-Quant Growth	Mutual Funds	7,821
JPMorgan Income Builder Fund	Mutual Funds	7,643
AIG Focused Dividend Strategy	Mutual Funds	7,085
*MassMutual Premier Small Cap Opportunities Fund Administrative Class	Mutual Funds	6,585
*Fidelity Select Medical Technology	Mutual Funds	6,062
*Fidelity Select Retailing Port	Mutual Funds	5,494
*Goldman Sachs Inflation Protected Securities Fund Investor Shares	Mutual Funds	60
	Sub-Total	$6,511,376

SPDR Portfolio Total Stock Market	Other investments	142,795
SPDR S&P 500 ETF Trust	Other investments	119,088
WisdomTree India Earnings Fund	Other investments	107,027
Vanguard S&P 500 ETF	Other investments	66,555
Vanguard Extended Market ETF	Other investments	62,995
iShares Russell 1000 ETF	Other investments	62,447
iShares MSCI India Small-Cap ETF	Other investments	45,284
SPDR Dow Jones Industrial Average ETF	Other investments	42,765
iShares S&P 500 ETF	Other investments	33,474
iShares MSCI India ETF	Other investments	18,123
Vaneck Vectors Oil Services ETF	Other investments	13,250
iShares MSCI Japan ETF	Other investments	12,451
Global X Robotics & Artificial Intelligence ETF	Other investments	10,935
Vaneck Vectors Vietnam ETF	Other investments	9,594

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2019
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Vanguard Energy ETF	Other investments	8,149
Technology Sector SPDR Fund	Other investments	7,334
iShares MSCI Mexico ETF	Other investments	773
	Sub-Total	$763,039

*Fidelity Cash Reserves	Cash and cash equivalents	721,628
*Fidelity Government Money Market Fund	Cash and cash equivalents	328,656
	Sub-Total	$1,050,284

* Participant Loans	Interest Rate 4.25% - 6.50% Maturity Dates through October, 2024	$170,373

	Grand Total	$12,438,588

* Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 26, 2020	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Stephen D. Yarad
Stephen D. Yarad
Member
MFA Financial, Inc. 401(k) Administration Committee